UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32627

HORIZON LINES, INC.

(Exact name of registrant as specified in its charter)

2550 West Tyvola Road, Suite 530

Charlotte, North Carolina 28217

(704) 973-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

Warrants to purchase shares of Common Stock

6.00% Series A Convertible Senior Secured Notes due 2017

6.00% Series B Mandatorily Convertible Senior Secured Notes

11.00% First Lien Senior Secured Notes due 2016

Second Lien Senior Secured Notes due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.01 par value – 1 holder

Warrants to purchase shares of Common Stock – 0 holders

6.00% Series A Convertible Senior Secured Notes due 2017 – 10 holders

6.00% Series B Mandatorily Convertible Senior Secured Notes – 0 holders

11.00% First Lien Senior Secured Notes due 2016 – 0 holders

Second Lien Senior Secured Notes due 2016 – 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 29, 2015	By:	/s/ Peter T. Heilmann
	Name:	Peter T. Heilmann
	Title:	Senior Vice President and General Counsel